Exhibit I

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF NOVEMBER 14, 2022

The information included in this Exhibit I supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Commission on September 30, 2022. To the extent the information in this Exhibit I is inconsistent with the information contained in such annual report, the information in this Exhibit I replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Republic of Panama

Social and Economic Situation

On July 6, 2022, nationwide protests began in Panama over the rise in the prices of fuel and food. The protests, which lasted for approximately one month, shut down roads in major cities in Panama, causing shortages of food, fuel, medicine and other products. In response, President Cortizo initiated a National Roundtable for Dialogue to discuss the concerns of the protestors. The members of the National Roundtable for Dialogue includes, among other: the United People for Life Alliance (Alianza Puevlo Unido por la Vida), National Alliance for the Rights of the Organized People (Alianza Nacional por los Derechos de los Pueblos, or ANADEPO), The Bastion of Struggle of Eastern Chiriqui, Teachers Association (Asociacion de Profesores de Panama, or Asoprof)), Union Convergence (Convergencia Sindical), the Association of Physicians, Dentistry and Related Professionals of the Panamanian Social Security Fund (Asociacion de Medicos, Odontologia y Afines a la Caja de Seguro Social de Panamá) and peasants of the eastern sector of Panama, the Catholic Church and representatives of the National Government.

As a result of negotiations held during the first phase of the National Roundtable for Dialogue, the Government committed to allocate 5.5% and 6% of the national budget during the years 2023 and 2024, respectively, to improve the infrastructure and equipment of schools, and promulgated (i) Executive Decree No. 16 of July 26, 2022, approving the reduction of the cost of the basic consumer basket by 30%, through price controls on 72 products, with mechanisms to protect small and medium producers; (ii) Cabinet Resolution No. 80 of July 18, 2022, which set the maximum price of gasoline and diesel at U.S.$3.25 per gallon for a period of three months; (iii) Executive Decree No. 17 of August 10, 2022, which approves a 30% discount on certain medicines for a period of six months, with the possibility of extension; (iv) Cabinet Resolution No. 90 of August 17, 2022, which authorizes the Minister of Health to propose a bill which allows the import of certain medicines by pharmacies; and (v) Executive Decree No. 215 of September 1, 2022, creating the National Citizens’ Commission to Fight Corruption.

On September 16, 2022, the Roundtable participants agreed to conclude the first phase of the National Roundtable for Dialogue. The second phase of the Roundtable was scheduled to start in October 2022, incorporating representatives of the private sector, with an agenda focused on: (i) topics that were not agreed during the first stage, (ii) food security, (iii) Native peoples, (iv) human rights and environment, (v) housing and habitat (public infrastructure), (vi) education, youth and social development, (vii) health and social security, (viii) labor and (ix) transportation and logistics.

On October 5, 2022, the National Council of Private Enterprise expressed its disagreement with the parameters established for the second phase of the National Roundtable for Dialogue, including the agenda, the unequal participation of the productive sector and the methodology implemented for negotiations.

On October 7, 2022, during the second transition meeting from phase I to phase II of the Roundtable, the members of the Roundtable agreed to propose the United Nations as main mediator, and the Panamanian Episcopal Conference or the University of Panama as transitory mediator. In addition, during the meeting, the invitation to the business sector to participate in the transition process was reiterated, but the business sector has remained absent due to disagreement.

On October 13, 2022, the Catholic Church, the facilitator of the first phase of the Roundtable, postponed the next scheduled transition meeting, due to time constraints in connection with the invitation to the United Nations, the University of Panama and the Panamanian Episcopal Conference, which are expected to be the mediators of the second phase of the Roundtable.

The meeting scheduled for October 28, 2022 was postponed by the Catholic Church until the mediator is appointed, a decision that was accepted by the Government, in order to achieve the inclusion of all sectors.

Recent Government Actions

In June 2020, President Cortizo sanctioned Law 134 of June 20, 2022, which has the objective of encouraging investment and financing for the development of new public tourist lodging establishments or expansions of existing ones, including tourist products and their complementary services located in regions, destinations or areas of tourist interest, with the exception of those located in the district of Panama. Through this new regulation, which repeals Law 122 of 2019 and amends Law 80 of 2012, the incentive is reduced from 100% to 60% tax credit of the total value of the project, plus 5% of the value of the infrastructure of the master plan. It is estimated that, with the development of projects in the interior of the country, 3,000 jobs could be generated in the construction sector in the next two years and then more than 2,000 permanent jobs in the operational stage of the hotels, which will improve the quality of life in various rural areas of the country

On September 29, 2022, the Minister of Commerce and Industry of Panama, Federico Alfaro Boyd, stated that there is currently a process before the World Trade Organization (WTO), initiated by Costa Rica, who chose arbitration, ending the bilateral dialogue. He added that both Panama and Costa Rica are member countries of the WTO and have recognized their competence and suitability to resolve the dispute and until that panel issues a decision and authorizes an action of this type, any retaliation measure is contrary to international law. On September 30, 2022, the Minister of Foreign Trade of Costa Rica Manuel Tovar announced that he will suspend tariff benefits to Panama, in a new chapter of the commercial dispute between both countries.

On October 17, 2022, Panama and the United States concluded the High-Level Dialogue on Security Matters (DSAN), where the progress made in maritime security, citizen security, border security, and cybersecurity were discussed.

On October 3, 2022, Tocumen International Airport (“Tocumen”) filed a lawsuit against CNO, S.A. (previously known as Constructora Norberto Odebrecht, S.A., or “Odebrecht”) claiming damages of at least U.S.$20 million, for alleged losses caused by Terminal 2 not being delivered as agreed to in the contractual terms and conditions. Tocumen sustains a part of its claim based on costs incurred and costs to be incurred, which include, among others, fines for arrears, supervision costs, security costs and personnel expenses. On June 22, 2022, the new Terminal 2 of Tocumen International Airport began operations.

On October 4, 2022, the European Union announced that it will keep Panama on its list of tax havens, after verifying that Panama had not yet completed all the reforms to which it had committed. Czech Finance Minister Zbynek Stanjura, whose country holds the rotating EU presidency, stated that he believed that all countries on the list will deliver on their commitments and carry out the necessary reforms in the field of taxation as soon as possible, so that they can be removed from this list when it is reviewed in six months’ time.

On October 4, 2022, the risk rating agency Fitch Ratings reaffirmed Panama’s sovereign rating at BBB- with a stable outlook, maintaining the country’s investment grade.

On October 7, 2022, the Cabinet Council approved extending from October 1 to October 31, 2022 the electricity rate subsidy, temporarily adopted by the State, as Extraordinary Contributions to the Rate Stabilization Fund (FET), due to the COVID-19 pandemic.

On October 17, 2022, the National Government extended the fuel subsidy until January 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 and 95 octane gasoline, as well as low-sulfur diesel.

On October 25, 2022, Moody’s affirmed Panama’s long-term foreign currency rating at Baa2 and revised its outlook to negative from stable.

On October 26, 2022, the National Assembly approved in the third debate the National Budget for fiscal year 2023, for an amount of U.S.$27,579.4 million.

On October 28, 2022, the National Assembly approved in third debate Bill 697, which regulates the commercialization and use of cryptoassets, the issuance of digital value, the tokenization of precious metals and other goods, payment systems and dictates other provisions. The bill is pending sanction or veto from the president.

COVID-19 vaccines

Since Operation PanavaC-19 began in January 2021 and through October 31, 2022, 8,674,968 doses of vaccines against Covid-19 have been applied. A total of 3,512,841 have been applied in the first dose; 3,158,871 in second dose; 1,746,739 in third dose; and 256,517 in the fourth dose. The report indicates a coverage of 88.5% of the first dose; 79.6% of the second dose and 44.0% of the first booster. A total of 3,432 pediatric doses in children of 6 months to 4 years have been placed and a total of 476,725 pediatric doses in children of 5 years to 12 years have been placed.

On October 5, 2022, Panama received a new batch of 150,000 doses of Pfizer pediatric vaccines, for children between 6 months and 4 years of age, in order to reinforce the National Vaccination Plan against COVID-19.

Political Developments

On October 6, 2022, President Cortizo appointed Miriam Yadira Cheng Rosas as magistrate of the First Civil Chamber, and María Cristina Chen Stanziola, magistrate of the Third Administrative and Labor Litigation Chamber of the Supreme Court of Justice.

On October 10, 2022, Erika Mouynes resigned from her position as Minister of Foreign Affairs of Panama and President Cortizo appointed Janaina Tewaney Mencomo, who was Minister of Government, as the new Minister of Foreign Affairs.

On October 10, 2022, the former director of the liquidated National Aid Program (PAN), Giacomo Tamburelli, was sentenced to eight years in prison for the crime of embezzlement in connection with the award of road projects in the province of Herrera.

On October 11, 2022, President Cortizo appointed Roger Tejada as the new Minister of Government to replace Janaina Tewaney.

On October 12, 2022, President Cortizo appointed Fernando Castillero Espino as Vice Minister of Labor and Labor Development and Alexis Pineda as the new Vice Minister of Agricultural Development. Pineda replaces former Deputy Minister Rognoni, who assumes the position of director of the Institute of Agricultural Marketing. President Cortizo also appointed Alonso Filós Avecilla as the new administrator of the Urban and Home Cleaning Authority (AAUD).

On October 25, 2022, President Cortizo and the members of the Cabinet agreed on the appointment of Ariadne García as a magistrate of the Supreme Court of Justice, Second Criminal Chamber, a designation that must be ratified by the National Assembly.

On October 25, 2022, the Supreme Court of Justice chose Luis Alfonso Guerra Morales as the new magistrate of the Electoral Court and Jacob Carrera Spooner as a substitute.

On November 7, 2022, a judge in Panama ordered criminal trials to be initiated against 35 people, including former presidents Ricardo Martinelli and Juan Carlos Varela, accused of corruption and money laundering offenses in connection with the so-called “Odebrecht” case. Hearings are expected to begin in August 2023.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Financial Services. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of September 30, 2022, consisted of two state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 64 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of September 30, 2022, banking sector assets and deposits totaled approximately U.S.$136.7 billion and U.S.$96.9 billion, respectively.

Role of the Government in the Economy

The following table sets forth summary financial information on principal public sector businesses:

Selected State-Owned Enterprises (1)

2022 Financial Statistics

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (“BNP”) (banking)(3)	$14,276.9	1,152.6	372.3	135.6	0.0
Empresa Nacional de Autopista (“ENA”) (highway)(2)	$985.3	265.9	70.7	10.4	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)(2)	$1,086.1	371.3	54.6	4.4	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)(2)	$2,316.1	403.8	115.6	12.9	0.0
Caja de Ahorros (banking)(3)	$5,123.1	327.0	215.3	15.2	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the six-month period ended June 30, 2022.
(3)	As of and for the nine-month period ended September 30, 2022.

Sources: ENA, ETESA, AITSA and Superintendencia de Bancos.

Electric Power

Panama currently has high electricity rates (an estimated average of 22.13 cents per kilowatt hour for the second half of 2022), and demand for electricity in the first eight months of 2022 increased at an estimated average rate of 4.4% compared with the same period of 2021.

Water

The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 92.0% of the population for which it is responsible (which constitutes 86.0% of the total population) through its 54 water purification plants, two filtration galleries, 194 pumping stations, and 638 underground wells. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted for water rate of 40.0%. Unlike INTEL, S.A. (telecommunications) and Instituto de Recursos Hidráulicos y de Electrificación (electricity generation, transmission and distribution), which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

Air Transportation

During the nine-month period ended September 30, 2022, AITSA handled a total of 11.5 million passengers, an increase of 96.9% compared to the same period of 2021.

Banking

Collectively, BNP and Caja de Ahorros had approximately 18.0% of deposits and 16.1% of assets in the national banking system as of September 30, 2022. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of November 10, 2022, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

On September 26, 2022, the Panama Canal began implementing its Flood Control Plan. The Flood Control Plan is executed annually during the period of the highest rainfall in the Panama Canal Watershed, and includes monitoring the hydro-meteorological conditions in the watershed by a team of meteorologists and hydrologists with the objective of identifying, preventing and responding to any flood threat to the surrounding communities, workers and canal structures. So far in 2022, the Panama Canal Watershed has received 1,579 millimeters of rain, 25% above the historical average, as a result of the La Niña phenomenon.

On September 27, 2022, the plenary session of the National Assembly approved the Panama Canal’s budget for fiscal year 2023 (running from October 1, 2022 to September 30, 2023), estimating revenues of U.S.$4,652.9 million and contributions to the National Treasury of U.S.$2,544.6 million, which would be the largest contribution ever delivered by the Canal to the Government.

The Colón Free Zone

During the eight-month period ended August 31, 2022, imports to the CFZ were preliminarily estimated at U.S.$9.5 billion, an increase from U.S.$5.4 billion during the eight-month period ended August 31, 2021.

During the eight-month period ended August 31, 2022, re-exports to the CFZ were preliminarily estimated at U.S.$7.2 billion, an increase from U.S.$5.9 billion during the eight-month period ended August 31, 2021.

During the eight-month period ended August 31, 2022, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$2.5 billion, an increase from U.S.$2.3 billion during the eight-month period ended August 31, 2021.

Employment and Labor

Salaries and Wages

In 2021, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,278.5, an increase of 2.4% compared to 2020. In 2021, the average monthly wage for Central Government employees was U.S.$1,563.8, an increase of 1.9% compared to 2020. In 2021, the average monthly wage for municipal public sector employees was U.S.$775.1, an increase of 0.3% compared to 2020. In 2021, the average banana plantation monthly wage was U.S.$579.0, an decrease of 1.3% compared to 2020. In 2021, the average monthly public sector wage was U.S.$1,603.0, an increase of 1.5% compared to 2020.

The following table sets forth a summary of average real monthly wages for the 12-month period ended August 2017 through August 2021:

TABLE NO. 10

Average Real Monthly Wages

	2017	2018	2019	2020	2021
Public Sector:
Central Government	$1,311.2	$1,370.9	$1,413.2	$1,533.9	$1,563.8
Autonomous agencies	1,254.6	1,352.4	1,404.7	1,513.8	1,577.0
Social Security	1,532.2	1,604.3	1,665.6	1,705.2	1,733.1
Municipalities	666.6	714.1	754.8	773.1	775.1
Public Enterprises	2,011.8	2,049.1	2,147.5	2,069.6	1,993.5
All Public Sector	1,381.9	1,445.9	1,501.8	1,579.8	1,603.0
Private Enterprise			1,058.8	1,047.1	1,097.3
Banana Plantations	575.2	519.8	528.8	586.7	579.0
All Employees	$1,358.5	$1,422.0	$1,184.9 (1)	$1,248.8	$1,278.5

	2017	2018	2019	2020	2021

	(annual percentage change)
Public Sector:
Central Government	14.6%	4.6%	3.1%	8.5%	1.9%
Autonomous Agencies	5.1	7.8	3.9	7.8	4.2
Social Security	15.0	4.7	3.8	2.4	1.6
Municipalities	4.0	7.1	5.7	2.4	0.3
Public Enterprises	(0.1)	1.9	4.8	(3.6)	(3.7)
All Public Sector	9.8	4.6	3.9	5.2	1.5
Private Enterprise				(1.1)	4.8
Banana Plantations	10.5	(9.6)	1.7	10.9	(1.3)
All Employees	9.8%	4.7%	(16.7)%	5.4%	2.4%

Note: Totals may differ due to rounding.

(1)	The decrease in the average salary of all employees as of August 2019 was due in part to the inclusion of the average salary of employees of private companies.

Source: Office of the Comptroller General.

Social Security System (SIACAP)

Since its inception in July 2000 and through September 30, 2022, SIACAP had administered approximately U.S.$1.82 billion in contributions and revenues, a 2.2% increase from the U.S.$1.78 billion in aggregate contributions and revenues administered through September 30, 2021.

As of September 30, 2022, SIACAP had 574,606 participants, a 9.5% increase from 524,644 participants as of September 30, 2021. As of September 30, 2022, SIACAP carried a balance of U.S.$813.4 million in contributions from its participants, a 2.2% decrease from a balance of U.S.$831.3 million in contributions as of September 30, 2021, mainly due to a decrease in the SIACAP’s investment yields as a result of volatility in global markets.

Financial System

The Banking Sector

As of September 30, 2022, two state-owned banks, 40 private sector general license banks, 14 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of June 30, 2022, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$16.8 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$15.8 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of September 30, 2022, total assets of the banking sector were approximately U.S.$136.7 billion, 4.2% more than approximately U.S.$131.2 billion as of September 30, 2021. As of September 30, 2022, deposits in the banking sector were approximately U.S.$96.7 billion, 0.2% higher than approximately U.S.$96.7 billion as of September 30, 2021.

Banking Law

On September 7, 2022, the Financial Action Task Force (the “FATF”) upgraded Panama’s compliance rating, noting the completion of 12 of the 15 action items that were established in Panama’s FATF Action Plan to improve its framework against money laundering and terrorism financing in June 2019. The FATF also recognized Panama’s progress in relation to the three remaining action items and urges Panama to complete the Action Plan by February 2023.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 92 branches and 348 ATMs throughout Panama, as of September 30, 2022. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets, as of September 30, 2022, were U.S.$14.3 billion, its bank deposits were U.S.$4.4 billion, and its net loans were U.S.$6.0 billion.

As of September 30, 2022, BNP’s capital and reserves represented 26.1% of its bank deposits and 8.1% of its total assets. BNP generated gross revenues of U.S.$372.3 million during the nine-month period ended September 30, 2022.

As of September 30, 2022, BNP’s foreign assets were U.S.$4.1 billion, a decrease of 40.8% compared to U.S.$6.9 billion as of December 31, 2021.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 61 branches and 319 ATMs throughout Panama as of September 30, 2022. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of September 30, 2022, amounted to U.S.$5.1 billion (a 0.4% increase from December 31, 2021) and total deposits amounted to U.S.$3.9 billion (a 0.4% decrease from December 31, 2021). Total net loans held by Caja de Ahorros, as of September 30, 2022, amounted to U.S.$3.8 billion (a 9.6% increase from December 31, 2021). Caja de Ahorros had net income of U.S.$15.2 million for the nine-month period ended September 30, 2022, compared to net income of U.S.$20.1 million for the same period in 2021. The decrease in net income was due in part to an increase in general expenses and provisions for bad debt. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros.

Private Sector Banking Institutions

As of September 30, 2022, total assets of the private banking sector were approximately U.S.$100.9 billion, 3.8% higher than approximately U.S.$97.1 billion as of December 31, 2021. Total net loans of the private banking sector as of September 30, 2022 were approximately U.S.$65.4 billion (a 9.5% increase from December 31, 2021). As of September 30, 2022, deposits in the private banking sector were approximately U.S.$69.3 billion, 0.3% higher than approximately U.S.$69.1 billion as of December 31, 2021.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, la Bolsa de Valores de Panamá, was created. The stock exchange recently changed its name to Bolsa Latinoamericana de Valores (“Latinex”) While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$5.0 billion in the nine-month period ended September 30, 2022, Latinex remains a small portion of the financial services sector. Equity trades represented 5.3% of trading volume during the nine-month period ended September 30, 2022. During the nine-month period ended September, 2022, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$954.7 million.

Interest Rates. During the nine-month period ended September 30, 2022, the average interest rate paid by Panamanian banks for one-year deposits was 2.66%, while the interest rate for personal credit transactions averaged 8.54%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.88% during the nine-month period ended September 30, 2022.

Insurance. As of September 30, 2022, there were 23 insurance companies and 3,307 insurance brokerages. The 3,307 insurance brokerages consisted of 2,808 individual brokers, 404 brokerage companies and 95 temporary permissions.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the eight-month period ended August 31, 2022, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$2.5 billion, an increase of 8.8% compared to U.S.$2.3 billion in the same period of 2021, mainly due to increased exports of shrimp, unrefined sugar, pineapple and other. In the eight-month period ended August 31, 2022, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$10.2 billion, an increase of 42.1% compared to U.S.$7.1 billion in the same period of 2021, in part due to higher imports of consumer goods, specifically fuels, lubricants and related products.

For the eight-month period ended August 31, 2022, exports of copper ores and concentrates recorded a preliminary total of U.S.$1.9 billion, a 6.2% increase from U.S.$1.8 billion in the same period of 2021, primarily due to growth in export volumes from increased demand.

For the eight-month period ended August 31, 2022, banana and pineapple exports recorded a preliminary total of U.S.$89.6 million, a 13.6% decrease from U.S.$103.7 million in the same period of 2021, primarily due to lower exports of banana.

For the eight-month period ended August 31, 2022, shrimp exports recorded a preliminary total of U.S.$31.5 million, a 111.7% increase from U.S.$14.9 million in the same period of 2021, primarily due to higher sales in Taiwan.

For the eight-month period ended August 31, 2022, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$34.2 million, a 2.1% decrease from U.S.$34.9 million in the same period of 2021.

For the eight-month period ended August 31, 2022, fishmeal exports recorded a preliminary total of U.S.$22.0 million, a 26.8% increase from U.S.$17.4 million in the same period of 2021, primarily due to growth in export volumes from increased demand.

Foreign Direct Investment

In the nine-month period ended September 30, 2022, Cobre Panama produced 260,786 tons of copper concentrate, 101,449 ounces of gold and 2.1 million ounces of silver.

Public Debt

As of September 30, 2022, total public debt totaled U.S.$43,519.3 million, an increase from U.S.$39,999.5 million as of September 30, 2021. As of September 30, 2022, internal public debt accounted for 18.2% of total debt (a decrease from 18.8% as of September 30, 2021), while external public debt accounted for 81.8% of total debt (an increase from 81.2% as of September 30, 2021). The average maturity of the debt portfolio as of September 30, 2022, was 15.1 years, with an average duration of 9.6 years. The average maturity of the debt portfolio as of September 30, 2021, was 15.0 years, with an average duration of 9.8 years. As of September 30, 2022, local secondary market transactions in treasury securities reached U.S.$192.1 million, a decrease from U.S.$895.0 million as of September 30, 2021. This decrease in local secondary market activity is due primarily to the June 2021, repurchase of U.S.$303 million of the Panama 5.625% Treasury Bonds due 2022, which matured in July 2022, which as a consequence had an outsized effect on accustomed local secondary market transactions. This is due to the Pabono 2022 had a high yield, relative to other instruments in the market and had a good liquidity. This purchase in June 2021 was funded by the new Panama 3.362% Treasury Bonds due 2031, which was issued that same month. In July of 2022, Panama issued a new 5.20% Treasury Bond due 2034 that has not had much secondary market activity because the indirect holders are from the public sector and primarily hold to maturity.

Internal Debt

On July 5, 2022, Panama issued U.S.$713.4 million of 5.20% Treasury Bonds due 2034. On July 25, 2022, Panama’s 5.625% Treasury Bonds due 2022 matured.